SECI 15027751 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GuideStone Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 Cedar Springs Rd
(No. and Street)

Dallas (City) TX (State) 75201-1498 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Cook 214-720-4641
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Scott Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GuideStone Financial Services, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TRACEE L LARSON
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-02-2016

R Scott Cook
Signature

Treasurer, CFO, FINOP
Title

Tracee L Larson
Notary Public
11-9-15

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GUIDESTONE FINANCIAL SERVICES

CONTENTS

ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
GuideStone Financial Services
Dallas, TX

We have audited the accompanying statement of financial condition of GuideStone Financial Services (the "Company") as of September 30, 2015 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GuideStone Financial Services as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
November 13, 2015

GUIDESTONE FINANCIAL SERVICES
Statement of Financial Condition
September 30, 2015

ASSETS

Cash	$ 250,000
Revenue Receivable	625
Prepaid expenses	10,791
Total assets	$ 261,416

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued liabilities and deferred revenue	$ 11,416
Total liabilities	11,416
Member's equity	250,000
Total Liabilities and Member's Equity	$ 261,416

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Operations
For the Year Ended September 30, 2015

Revenues	
Fee revenue	$ 431,442
Total revenue	431,442
Expenses	
Salary and benefits	307,271
Regulatory fees and expenses	47,998
Other operating expense	76,173
Total expenses	431,442
Net Income	$ --

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Changes in Member's Equity
For the Year Ended September 30, 2015

Total member's equity as of September 30, 2014	$ 250,000
Net income	--
Total member's equity as of September 30, 2015	$ 250,000

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Cash Flows
For the Year Ended September 30, 2015

Cash flows from operating activities	
Net Income	$ --
Adjustments to reconcile net income to net cash flows from operating activities:	
Change in assets and liabilities:	
Decrease in prepaid assets	2,967
Decrease in deferred revenue receivable	765
Decrease in accrued liabilities and deferred revenue	(3,732)
Net cash flows from operating activities	--
Net cash flows from investing activities	--
Net cash flows from financing activities	--
Cash at beginning of period	250,000
Cash at end of period	$ 250,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

GuideStone Financial Services (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a tax exempt, Texas not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Service Code. It is a non-stock company with a sole member, GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone") that elects the directors of the Company.

The Company operates as a fully disclosed, introducing broker-dealer. The Company solely engages in the sale of mutual fund securities, on a subscription-basis only. As a result, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934, under paragraph (k)(1) of that Rule.

The investment company securities offered by the Company consist exclusively of shares of the GuideStone Funds family of registered mutual funds (the "Funds"). The Company offers the Funds' shares to eligible investors through retail and institutional accounts.

Note 2 - Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 3 - Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Related Party Transactions

Common Control

The Company and GuideStone are related parties under common control and the existence of that control could create operating results and financial positions different had the Company been autonomous.

Note 4 - Related Party Transactions, continued

Shared Expense Agreement

All operating costs and expenses of the Company are incurred by an affiliate, GuideStone. The Company's expenses, in accordance with an executed Expense Sharing Agreement, are borne by or reimbursed by GuideStone. Also, as part of this Expense Sharing Agreement, GuideStone provides certain offices and personnel.

Fee Revenue

All of the Company's fee revenue is derived from GuideStone in accordance with an Internal Fee Arrangement. In accordance with the agreement, the Company provides services to GuideStone through its operation as a broker-dealer. Revenue is recognized when earned. Deferred revenue is recorded for amounts paid by GuideStone on behalf of the Company, which benefit future periods (i.e. prepaid expenses).

Note 5 - Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or a ratio of 15 to 1 of aggregate indebtedness. As of September 30, 2015, the Company had net capital of $238,584 which exceeded the minimum requirement of $5,000 by $233,584. At September 30, 2015, the Company had aggregate indebtedness of $11,416. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at September 30, 2015.

Note 6 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual fund company.

Note 7 - Concentration Risk

Cash is comprised solely of cash on deposit in accounts with depository institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At September 30, 2015, the cash balances did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in subscription-basis only sales of mutual fund securities.

Note 8 - Commitments and Contingencies

The Company is not aware of any pending legal matters.

The Company has no financial commitments such as a lease or any other type of financial commitment as of the balance sheet date of the report.

Note 9 - Recent Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2014, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. ASU 2014-09, including the deferral in ASU 2015-14, will be effective commencing with Company's year ending September 30, 2020. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern: Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. This amendment is effective for the Company's annual reporting period ending September 30, 2017. Early adoption is permitted. The Company is currently assessing the potential impact of this ASU on its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2015

Schedule I

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	250,000
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		250,000
Deductions and/or charges		
Non-allowable assets:		11,416
Net capital before haircuts on securities positions		238,584
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital	$	238,584

AGGREGATE INDEBTEDNESS

Accrued liabilities and deferred revenue	$	11,416
Total aggregate indebtedness	$	11,416

Schedule I (continued)

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 761
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 233,584
Excess net capital at 1000%	$ 237,443
Ratio: Aggregate indebtedness to net capital	.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

GUIDESTONE FINANCIAL SERVICES
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of September 30, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1), in which all customer transactions consist of subscription-basis only sales of mutual fund securities.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended September 30, 2015

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
GuideStone Financial Services

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* GuideStone Financial Services identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GuideStone Financial Services claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1), (the "exemption provisions") and *(b)* GuideStone Financial Services stated that GuideStone Financial Services met the identified exemption provisions throughout the year ended September 30, 2015 without exception. GuideStone Financial Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GuideStone Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, TX
November 13, 2015

GuideStone
Financial Services

October 28, 2015

To the best of our knowledge and belief, GuideStone Financial Services has met the specific exemption called upon under Rule 15c3-3(k)(1) that all customer transactions consist of subscription-basis only sales of mutual fund securities throughout the year ended September 30, 2015 without exception.

R. Scott Cook
Chief Financial Officer, FinOP

2401 Cedar Springs Road
Dallas TX 75201-1498
1-888-GS-FUNDS (1-888-473-8637)
www.GuideStoneFunds.com

GUIDESTONE FINANCIAL SERVICES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2015